UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 29, 2007

Commission File Number 333-78481

Great Panther Resources Limited

(Translation of registrant's name into English)

Suite 2100, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Canada

(Address of principal executive office)

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Great Panther Resources Limited Suite 2100, 1177 West Hastings Street Vancouver, B.C. V6E 2K3 Telephone: (604) 608 1766 Fax (604) 608 1744 TSX: GPR SEC 20-F Statement Filed; Standard & Poor’s Listed

October 29, 2007	For Immediate Release

NEWS RELEASE

GREAT PANTHER EXPANDS NEAR-SURFACE SILVER-GOLD ZONES AT GUANAJUATO

GREAT PANTHER RESOURCES LIMITED (TSX-V: GPR) is pleased to announce further results from surface diamond drilling at the Company's wholly-owned Guanajuato Mine in Guanajuato, Mexico. The final holes of the 2007 surface program expanded the previously discovered mineralization in the Promontorio area with intercepts such as 12.5 metres of 3.79 g/t gold and 71 g/t silver plus 4.41 metres of 6.26 g/t gold and 256 g/t silver in SG07-065, as well as intersecting new extensions of historic zones near the Cata plant such as 7.10 metres of 1.10 g/t gold and 155 g/t silver in hole SG07-54.

This portion of the 2007 drill program comprised 5,274 metres in twenty-three holes (SG07-046 to SG07-068) and tested the near surface parts of the Veta Madre system near the Tepeyac Shaft (south of the historic Valenciana workings), the Maravillas Shaft (north of the historic Cata workings) and additional drilling in the Promontorio Shaft area following up on the recent discovery of new mineralized zones in that area (Great Panther news release July 9, 2007). A final tally of 7,408 metres of surface drilling has been completed in 2007 at Guanajuato in 34 holes.

While previous drilling in the Promontorio area showed that mineralization here comprises at least seven parallel zones - the main Veta Madre, a hangingwall zone (‘HW’ – above the Veta Madre) and five footwall zones (‘FW’ – below the Veta Madre) – the follow up drilling has indicated that some of these zones locally appear to coalesce into one large zone, or “clavo”. This is best displayed in the aforementioned hole SG07-65 where sampling above and below an old stope on the Veta Madre returned 3.79 g/t gold and 71 g/t silver over 12.5 metres plus 6.26 g/t gold and 256 g/t silver over 4.41 metres, respectively immediately adjacent to the stope. As this hole was drilled somewhat obliquely to the orientation of the vein, the true width of the zone, including the mined out portion appears to be 9.79 metres. Other significant parts of the Veta Madre have been left in place as evidenced by the intersection of 2.25 g/t gold and 96 g/t silver over 5.75 metres in SG07-064.

Also following up on the last round of Promontorio drilling, additional assays were received from several of the previously drilled holes in this area and some of the mineralized zones were widened in the process. The best example of this is hole SG07-43 where 11.20 metres grading 2.83 g/t gold and 47 g/t silver was sampled adjacent to an old stope on the Veta Madre. The footwall side of the same stope assayed 2.39 g/t gold and 202 g/t silver over 3.55 metres (previously reported). As such, the true width of this zone, including the mined out portion, appears to be 9.54 metres, consistent with the 9.79 metre width observed in hole 65.

The HW zone at Promontorio was expanded southward in this program, and highlighted with intersections of 0.77 g/t gold and 216 g/t silver over 2.2 metres in SG07-059 and 2.14 g/t gold and 152 g/t silver over 8.34 metres in SG07-063. The FW zones were not significantly expanded in this program, however, and may be a local feature, possibly related to a dilational part of the Veta Madre structure. Additional intersections can be found in the table below.

Drill holes SG07-053 to 058, inclusive, tested the area close to the old Maravillas Shaft, just north of the plant at Cata. Results here were highlighted by the aforementioned 7.10 metres of 1.10 g/t gold and 155 g/t silver in hole SG07-54, while holes 53 and 55 returned similar grades over narrower intervals. The Tepeyac area did not return any significant results.

Highlights of Diamond Drilling:

PROMONTORIO ADDITIONAL ASSAYS
DDH #	From (m)	To (m)	Length (m)	True Width (m)	Au (g/t)	Ag (g/t)	Zone
SG07-039	78.90	81.30	2.40	1.37	2.55	17	HW

SG07-042	135.15	144.00	8.85	3.72	1.10	144	FW #1c
and	150.25	154.35	4.10	1.72	1.09	159	FW #1d?

SG07-043	97.03	108.23	11.20	5.60	2.83	47	Veta Madre (HW part of old stope)
and	108.23	112.55	4.32	2.16			OLD STOPE
and	112.55	116.10	3.55	1.78	2.39	202	Veta Madre (FW part of old stope); previously reported

SG07-043a	190.05	192.30	2.25	1.12	1.56	195	F.W. #3

SG07-045	98.59	99.79	1.20	1.15	0.57	174	FW #1b (reinterpreted)

PROMONTORIO NEW DRILLING
SG07-059	83.91	85.00	1.09	0.93	1.72	28	HW
and	111.50	113.72	2.22	1.89	0.77	216	HW
and	181.70	182.78	1.08	0.92	2.53	37	FW 2

SG07-060	194.05	196.28	2.23	1.11	2.18	91	HW
and	206.05	207.50	1.45	0.72	3.25	33	HW
and	210.83	212.00	1.17	0.58	2.41	118	Veta Madre

SG07-061	133.50	134.65	1.15	1.09	0.99	162	HW

SG07-062	155.25	156.80	1.55	1.47	3.34	72	Veta Madre

SG07-063	118.25	122.80	4.55	3.19	1.92	69	HW
and	132.10	140.44	8.34	5.84	2.14	152	HW

SG07-064	46.15	46.72	0.57	0.29	2.14	341	HW
and	164.40	170.15	5.75	2.88	2.25	96	Veta Madre
including	165.55	168.80	3.25	1.63	3.58	156	Veta Madre

SG07-065	187.20	199.70	12.50	6.25	3.79	71	Veta Madre
and	199.70	202.35	2.65	1.33			OLD STOPE
and	202.35	206.76	4.41	2.21	6.26	256	Veta Madre

SG07-066	239.35	240.55	1.20	0.60	4.54	16	Veta Madre

GARRAPATA SHAFT AREA (PROMONTORIO NORTH)
SG07-067	328.70	331.64	2.94	2.06	1.89	561	Veta Madre

MARAVILLAS SHAFT AREA
SG07-053	94.07	94.70	0.63	0.63	1.26	115	Veta Madre

SG07-054	96.45	103.55	7.10	6.74	1.10	155	Veta Madre
including	96.45	99.90	3.45	3.28	2.03	261

SG07-055	94.80	97.40	2.60	2.21	1.47	155	Veta Madre

All of the mineralization intersected in the 2007 surface program lies between 70 and 160 metres vertically below surface. The Promontorio Zones represent approximately 150 metres of strike length and 200 metres of down-dip extension. They are accessible by ramp and existing underground workings are currently being re-habilitated. As soon as possible, detailed drilling to define and further extend the Promontorio area mineralization will be carried out from underground. Mineralization in the Maravillas area will be assessed by the mine staff to determine how best to develop this area.

Samples were assayed at SGS in Durango and diamond drilling was contracted to Canrock Drilling, of San Luis de Potosi. Robert F. Brown, P.Eng and Vice President of Exploration for the Company is the Qualified Person for the Guanajuato Mine Project, under the meaning of NI43-101, and has reviewed these results. The Company’s QA/QC program includes the regular insertion of blanks, duplicates and standards into the sample shipments.

Great Panther owns a 100% interest in the Guanajuato Mine Complex. Historically, the Guanajuato Mine was one of the largest silver producers in Mexico and encompasses the core of the Guanajuato District, which has produced 1.2 billion ounces of silver and 4.5 million ounces gold.

For further information please contact Brad Aelicks or Don Mosher at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer, President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cgoldse the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PANTHER RESOURCES LIMITED

/s/ Kaare G. Foy

Kaare G. Foy

Executive Chairman

Date: October 31, 2007

CW1493008.1